Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following is a partial transcript of a webcast that was made available on the Company’s website on September 6, 2018:

Jeffrey D. Johnson – Robert W. Baird & Co. Incorporated, Research Division – Senior Research Analyst: But you don’t make those kind of strategic decisions for a stock price, or at least I’ve not known you guys over the years to do that. So what were you seeing that really drove the decision to split off that vet business? And then maybe we’ll go from there.

Steven Paladino – Henry Schein, Inc. – Executive VP, CFO & Executive Director: So I would say that we continue to very much like the veterinary business, but we saw a unique opportunity to unlock shareholder value that would not be achievable without doing the spin-off. And I guess, that’s – that circles around 2 specific things. First, if you just look at valuations of the pure-play Animal Health player versus the valuation of Henry Schein, there is strong premium that pure-play Animal Health companies are getting. It’s because the market is very strong within dental medical and Animal Health, which probably it is, especially the U.S. Animal Health market, the fastest-growing underlying market. And without doing a spin, we didn’t think we could capture that shareholder value. But secondly, when we started talking to Vets First Choice, we recognized that they have a pretty interesting unique technology platform. And as we announced on April 23, we expect to have synergies of over $100 million, which is a big number by year 3. Again, you cannot do that, you cannot achieve that without doing a separate merger. People have asked us, well, why do you need just acquire Vets First Choice? Well, a few reasons: one, they weren’t for sale; two, they had very robust valuation expectations, which may be fair but within Henry Schein, I’m not sure our shareholders would’ve allowed for a transaction that was, early on, pretty dilutive. So we felt that the only way to unlock that shareholder value was to do a spin and to again, capture that valuation premium as well as that – those synergies, and we’re excited about it. We think it will be a well-received spin-off. It’s almost like an IPO, but a well-received spin-off. The timing of that is still what we’ve said on our last conference call. We’re almost ready to file the registration statement. We expect it to be filed during September. We expect the spin-off depending on how long it takes to get through the SEC, which could be 2 months, 4 months longer. That it would be effective and complete by very late fourth quarter, or more likely early first quarter. So still on target for that. There will be more disclosures as we get closer to that. So we really can’t win an awkward period now. We really can’t talk about a lot more detail on the Animal Health business today. But there will be a formal road show. There will be an analyst day to really cover that in greater detail before the transaction closes.

Jeffrey D. Johnson – Robert W. Baird & Co. Incorporated, Research Division – Senior Research Analyst: Okay. Well, eliminate the next page of my question. We can’t answer questions on Vets. Let me ask 1 question follow-up on the vet business. So VFC, Vets First Choice has really been driving this issue of compliance and seems to be a lot of Vets in manufacturers, CDC POL was the added compliance that VFC brings. As you sat – as you and Stanley and Mark and the group, kind of, sat together looking at your 3-year plan, as you often do, how appealing was it the compliance angle of Vets First Choice? And do you think there is a secular change underway here in vet where manufacturers only have so much work they can do with each of the dealers. Is there a – are the manufacturers starting to favor, maybe some of that compliance work? And do you think that’s going to be a competitive advantage for you and VFC going forward?

Steven Paladino – Henry Schein, Inc. – Executive VP, CFO & Executive Director: Yes, it was very appealing. What we’d like to say internally is the Holy Grail for any pharmaceutical manufacturer, whether it’s human or animal health, is getting the compliance with their medicines for the pets or the humans that need it and require it. There is a significant portion in the Animal Health business of noncompliance where pets should be taking these pet medicines. The veterinarian doesn’t have a mechanism to really communicate to the pet owner once they leave the Vet Practice. Vets First Choice has a very sophisticated technology platform, allowing for both communications, marketing, insights, data or analytics to really help that pet owner understand why they really should come back to the veterinarian for either a diagnostic or for an in office visit or to renew their flea, tick, whatever medicines that typically has low compliance. We think that it’s a win, win, win from the perspective of – it’s good for Vets First Choice because that’s how they make money by driving that compliance. It’s good for the veterinarian because the veterinarian is providing better healthcare to the pet owner. So obviously, good to the pet owner because they’re getting treatment that they may not otherwise have gotten for that pet. And lastly but not least important, but just lastly, the manufacturers are very excited about it. Again, it’s the Holy Grail. If we can get pets taking medicines that they should be taking that aren’t being done today, it’s expanding the overall market pretty significantly. So I do believe that that’s critical. Henry Schein was approaching this in a slightly different manner. Henry Schein was approaching it by doing more communications on behalf of the veterinarian to pet owners. We did things like Vetstreet that we acquired a little while ago in pet owner communications. Vets First Choice was doing it more from the prescription side from the data analytic side.

So we both had the same view that helping veterinarian’s communicate to pet owners is critical. We went out it by different angles. And again, we believe that the technology is very strong and should enable the combined company to accelerate revenues as they get that added compliance.

The interesting thing is that Henry Schein Animal Health, as I think people know, has always positioned itself as a trusted adviser to veterinarians in helping them whatever is going on in the veterinary clinic to operate in more efficient practice. Vets First Choice should be able to capitalize on that trusted relationship as the Henry Schein Animal Health sales people could introduce the Vets First Choice platform to them. And it’s helpful because Vets First Choice is a relatively new young company so they’re not as well known in the marketplace as Henry Schein Animal Health. And is a bit of a leap of faith that the veterinary has to do to say, okay, I’m going to work with this company and let me make sure that it works. So having Henry Schein supportive, I think, in the marketplace, it would be very valuable again to celebrate that adoption in the marketplace. That would be again a win for all parties involved.

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Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction – are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.

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